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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                    FORM 10-C
   Report by issuer of securities quoted on the NASDAQ Stock Market, filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.
Commission File Number                                                  1-6906
                           FIRST SECURITY CORPORATION
             (Exact name of Registrant as specified in its charter)

State of incorporation                                                Delaware
I.R.S. Employer Identification No.                                  87-6118148
Address of principal executive offices           79 South Main, P.O. Box 30006
                                                          Salt Lake City, Utah
Zip Code                                                            84130-0006
Registrant's telephone number, including area code              (801) 246-5706

I. CHANGE IN NUMBER OF SHARES OUTSTANDING
   1. Title of security: Common Stock, par $1.25
   2. Number of shares outstanding before the change: 48,733,111
   3. Number of shares outstanding after the change: 75,828,061
   4. Effective Date of Change:
   5. Method and Description of Change:
      a. May 20, 1994 pooling-of-interests merger with Community First Bank, a Utah bank, in exchange for 842,066 shares of FSC common stock.
      b. August 23, 1994 purchase of Star Valley State Bank, a Wyoming bank, in exchange for 479,995 shares of FSC common stock. Although FSC was authorized to issue 480,000 shares for this purchase, treasury shares were used.
      c. December 20, 1994 the FSC Employee Stock Purchase Plan issued 221,738 shares of common stock of 1,000,000 authorized. Of the 221,738 shares issued to employees 60,000 were treasury shares.
      d. A three-for-two stock split in the form of a 50% stock dividend payable on February 15, 1996 to shareholders of record as of February 12, 1996 in which 25,275,615 shares of FSC common stock were issued.
      e. Issued 815,531 shares in small acquisitions and transactions involving stock options and FSC's dividend reinvestment plan.

II. CHANGE IN NAME OF ISSUER
   1. Name prior to change: NA
   2. Name after change: NA
   3. Effective date of charter amendment changing name: NA
   4. Date of shareholder approval of change, if required: NA

By
[SIGNED]                                                  March 06, 1996
_______________________________________________________   ____________________
Scott C. Ulbrich                                          (Date)
Executive Vice President, Finance and Capital Markets and Chief Financial Officer
(Principal Financial and Accounting Officer)